Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), June 10, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
03/06/2024	3,911	376.4459	1,472,279.91	9,797	408.1835	3,998,973.75	3,688,409.66	13,708	376.4728	5,160,689.57
04/06/2024	3,912	377.1899	1,475,566.89	—	—	—	—	3,912	377.1899	1,475,566.89
05/06/2024	3,863	384.5524	1,485,525.92	—	—	—	—	3,863	384.5524	1,485,525.92
06/06/2024	3,821	388.4911	1,484,424.49	—	—	—	—	3,821	388.4911	1,484,424.49
07/06/2024	3,886	383.2859	1,489,449.01	—	—	—	—	3,886	383.2859	1,489,449.01
Total	19,393	381.9546	7,407,246.22	9,797	408.1835	3,998,973.75	3,688,409.66	29,190	380.1184	11,095,655.88

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till June 7, 2024, the total invested consideration has been:
•Euro 230,664,142.05 for No. 651,353 common shares purchased on the EXM
•USD 99,385,692.80 (Euro 91,452,327.83*) for No. 248,654 common shares purchased on the NYSE.

As of June 7, 2024, the Company held in treasury No. 14,093,584 common shares equal to 5.48% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until June 7, 2024, the Company has purchased a total of 3,269,480 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 894,860,996.00.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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